SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of    November   , 2003

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: November 21, 2003	By:	“H.W. LEMIEUX” (Signature)

H.W. Lemieux, Vice President (Name and Title)

	By:	“J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
FRIDAY, NOVEMBER 21, 2003

Shell Canada announces $1.1 billion capital expenditure program for 2004

Calgary, Alberta – Shell Canada announced today a capital and exploration expenditure plan for 2004 totalling $1.1 billion.

Linda Cook, Shell Canada’s President and CEO, said, “Our 2004 investment plan reflects the strength and diversity of our growth portfolio. The plan directly supports our corporate goals of leadership in profitability and profitable growth within an overarching commitment to sustainable development.”

The 2004 program for the Resources business segment includes $170 million for exploration and approximately $395 million for development projects. Almost one-half of planned exploration and development expenditures will be in the Foothills area of Western Canada. The balance of the 2004 exploration program is mainly focused on growth prospects in frontier areas. Approximately forty per cent of the 2004 development program is for continued development of Tier 2 fields and compression facilities for the Sable Offshore Energy Project. The 2004 program also includes expenditures to continue advancing project definition work and regulatory applications for the Mackenzie Valley Pipeline project and related development of Shell’s Niglintgak field.

The 2004 program for Oil Sands is approximately $155 million and includes funding for potential debottlenecking projects for the Athabasca Oil Sands Project and pre-feasibility studies related to future expansion of the project. The Oil Sands program also includes sustaining capital and funding for various profitability initiatives. Regarding the Jackpine Mine, pending regulatory approval, the focus in 2004 will be on evaluating marketing and upgrading options and other aspects of this potential growth project.

The 2004 program for Oil Products includes $100 million for marketing and $280 million for manufacturing and distribution projects. Approximately two-thirds of the planned manufacturing and distribution expenditure in 2004 is for distillate hydrotreater projects at Montreal and Scotford to meet ultra-low sulphur requirements for diesel.

For further information contact:

Jim Fahner
Manager, Investor Relations
(403) 691-2175

Visit Shell’s web site: www.shell.ca

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.